SEC FILE NUMBER: 001-34887

CUSIP NUMBER: 64111R 102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Net Element International, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

3363 NE 163rd Street, Suite 705

Address of Principal Executive Office (Street and Number)

North Miami Beach, Florida 33160

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and unreasonable effort and expense to the registrant. The registrant was unable to file the Form 10-Q by the August 14, 2013 deadline because it is still in the process of finalizing its financial results for the quarterly period ended June 30, 2013. The reasons causing the inability to file timely could not be eliminated by the registrant without unreasonable effort or expense. The registrant undertakes the responsibility to file such report no later than the fifth calendar day following the original prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan New (Name)	(305) (Area Code)	507-8808 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While Net Element International, Inc. (the “Company”) is still in the process of finalizing its financial results for the quarter and six months ended June 30, 2013, the Company expects that its financial statements will reflect significant changes in its results of operations for such periods as compared to its results of operations for the quarter and six months ended June 30, 2012. The changes in the Company’s year over year results of operations are expected to be primarily a result of the Company’s acquisition of substantially all of the business assets of Unified Payments, LLC (“Unified Payments”) on April 16, 2013 and the launch of the Company’s mobile commerce payment processing operations in Russia during the third quarter of 2012 through its subsidiary OOO TOT Money (“TOT Money”). The Company’s results of operations for the quarter and six months ended June 30, 2012 include only the operations of the Company’s online media products (websites and mobile applications).

The Company’s recently formed subsidiary, TOT Group, Inc. (formerly known as TOT, Inc.), owns, among other things, TOT Payments, LLC (“TOT Payments”), which was formed to hold the business assets which were acquired from Unified Payments, and TOT Money, the Company’s mobile commerce payment processing business. TOT Payments provides comprehensive turnkey, payment-processing solutions to small and medium size business owners (merchants) and independent sales organizations across the United States, and generates revenues from transaction fees, service fees, percentage of the dollar amount of each transaction and other fees associated with processing of cashless transactions at the points of sale. TOT Money generates most of its revenue from its mobile commerce payment processing operations in Russia, which generates service fees from processing payments initiated through SMS (short message services, which is a text messaging service) and MMS (multimedia message services) by mobile phone users.

A reasonable estimate of the Company’s quantitative results of operations for the quarter and six months ended June 30, 2013 cannot be made at this time because the items to be reported in the Company’s financial statements for such periods remain subject to final adjustments in connection with the completion of the preparation of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

Net Element International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2013	By:	/s/ Jonathan New
Jonathan New Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.